Mail Stop 4561

August 28, 2006

By U.S. Mail and facsimile to (212) 404-9707.

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

>   **Re: Morgan Stanley**
>   **Form 10-K for the Fiscal Year Ended November 30, 2005**
>   **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed your response dated July 10, 2006 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Income, page 109

1. Please refer to our previous comment 1. We understand that you present interest expense and provision for loan losses as a reduction of revenues by analogy to Article 9 of Regulation S-X. Rule 9-04 of Regulation S-X provides for the presentation of net interest income and net interest income after provision for loan losses. Non-interest revenues should be reported separately. Therefore, your analogy to Article 9 does not support your current presentation. Furthermore, it is

also our understanding that your consumer lending activities are primarily concentrated in your Discover segment. We believe that only the interest income, interest expense and provision related to this segment may be presented on a net basis by analogy to Article 9. Please revise your Consolidated Statements of Income accordingly.

2. You have asserted that your income statement presentation is consistent with how you manage your business. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to registered broker dealers, except when filing their FOCUS reports. Therefore, we believe that your financial statement presentation should comply with Article 5-03, which requires a presentation of Cost of Revenues. Please revise your Consolidated Statements of Income for each period accordingly. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

Consolidated Statements of Cash Flows, page 111

3. Please refer to our previous comment 2. You have stated that credit card receivables are originated with the intent to hold them for the foreseeable future or until payoff. It is unclear to us how you can make this assertion given that you have historically securitized 50-60% of the credit card loans you originate. Further, you state on page 80 of your Form 10-K that Discover Bank, the entity funding the majority of the credit card receivables, accesses the asset backed securities markets for a significant portion of its funding requirements and on page 83 you disclose that your goal is to maximize funding through less credit sensitive collateralized borrowings and asset securitizations in order to reduce reliance on unsecured financing. Please advise us as follows:

- Clearly explain how you determined that your credit card receivables meet the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment *upon origination*.

- Reconcile your history of securitizing credit card receivables with the condition in paragraph 8(a) of SOP 01-6 that at the time of origination you have the *intent and ability* to hold the receivables for the foreseeable future, or until maturity or payoff.

- Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of credit card receivables as a source of liquidity and if so, to what extent.

2. Summary of Significant Accounting Policies

Financial Instruments Used for Asset and Liability Management, page 116

4. Please note our prior comment 5. For <u>each</u> hedging relationship for which you utilize the shortcut method of hedge accounting, clearly describe to us the terms of both the hedging instrument and the hedged item and tell us how you determined that the hedging relationship met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment. Clearly describe all features contained in the hedged items that are mirrored in the swaps. In addition:

- Please tell us whether any of your hedged certificates of deposits are brokered deposits. If so, please tell us how the broker commissions are paid and whether they are factored into the terms of the swap. If such fees were factored into the terms of the swap, please tell us how this impacts your application of the shortcut method, specifically the requirements under paragraph 68(b) of SFAS 133.

- Please tell us whether you are hedging your junior subordinated debentures and applying the shortcut method of assessing hedge effectiveness. If so, tell us how you considered the interest deferral feature in your junior subordinated debentures in your assessment of hedge effectiveness.

5. In your response to comment 5 you indicate that you have designated interest rate swaps as fair value hedges of your equity-linked notes. On page 131 of your Form 10-K you disclose that your structured borrowings (which include equity-linked notes) are accounted for as having embedded derivatives. Based on your disclosures on page 131 it is our understanding that the embedded derivatives in such contracts have been bifurcated and accounted for at fair value. Please confirm our understanding of how you account for such embedded derivatives and revise future filings to more clearly disclose your accounting policy.

6. We note in your response to our prior comment 5 that you de-designated the interest rate swaps associated with the aircraft leasing business in August of 2005. We further note that you did not reclassify amounts recorded in OCI into income since the hedged transactions are still probable of occurring. Please clarify to us the terms of these hedging transactions. Specifically describe the terms of both the hedging instrument and the hedged item, and clearly identify the risk being hedged. In addition please describe the method by which amounts accumulated in OCI will be reclassified into earnings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Senior Accountant